File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

(Filed August 6, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 6, 2010

Release

Vitro Discloses Debt Restructuring Counterproposal to Bondholder Group

San Pedro Garza Garcia, Nuevo Leon, Mexico, August 6, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA)

As part of Vitro's debt restructuring discussions with creditors, the Company has presented a restructuring counterproposal (the "Counterproposal") to representatives of certain holders of Senior Notes, which in their three series aggregate US$1.216 billion outstanding principal amount, on July 20, 2010.

The Counterproposal provides for the restructuring of approximately US$1.5 billion of Vitro's debt, which includes the Senior Notes and other impaired debt, and consists of the following components:

1.- US$500 million of new notes with an eight year term, bullet amortization, and cash interest payments of 3% in year one, stepping up by 1% every year thereafter.

2.- US$350 million of new notes with a seven year term and interest payments of 3.0% and 4.0% in years 1 and 2, respectively with 8.0% thereafter; however, the Company has the option to pay in kind ("PIK") 100% of the associated interest during the first two years. The new notes will have an amortization schedule of 2.5%, 5.0%, 12.5%, 15.0%, 15.0%, and 50.0% in years 2-7, respectively.

3.- US$80 million Mandatory Convertible Debentures ("MCD") with a 5 year mandatory conversion into 10% of the common stock of Vitro if not paid in full at maturity. The MCD provides a 10.5% PIK interest rate and prepayment discounts of 30.2%, 24.2%, 17.7%, 10.6% and 2.9% in years 1-5, respectively.

4.- US$75 million cash tender to retire debt.

Approximately US$275 million of the Company's secured debt, account receivables financing programs, and other unsecured debt, mainly at the subsidiary level, would not be affected by the proposed restructuring.

While the proposal was not accepted, Vitro continues to focus its efforts on reaching a consensual restructuring agreement with its creditors and is currently working to finalize a Consent Solicitation Statement, expected to be launched in the next few days. During this time, Vitro maintains the financial resources to continue providing uninterrupted high quality products and services.

Vitro, S.A.B. de C.V. (BMV: VITRO A), is the leading glass manufacturer in Mexico and one of the largest glass manufactulrers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + 52 (81) 8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro S.A.B. de C.V. + 52 (81) 8863-1661 / 1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: August 6, 2010